Vinson & Elkins L.L.P.
1001 Fannin Street, Suite 2500
Houston, Texas 77002
(713) 758-2222

June 23, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Attention:	Laura Nicholson Lauren Nguyen

Re:	Goodrich Petroleum Corporation Amendment No. 1 to Registration Statement on Form S-3 Filed on June 5, 2020 File No. 333-238286

Dear Ms. Nicholson and Ms. Nguyen:

Reference is hereby made to telephone conversations between Ms. Laura Nicholson and our firm on June 18, 2020 and June 19, 2020 regarding Amendment No. 1 (“Amendment No. 1”) to Goodrich Petroleum Corporation’s (the “Company”) above-referenced Registration Statement on Form S-3 (the “Registration Statement”). On behalf of the Company, we hereby submit this correspondence in accordance with our discussions with Ms. Nicholson and respectfully request that the Staff review our proposed revised disclosure related to the Company’s forum selection clause. For your convenience, this letter sets forth in bold and italics the Staff’s comment before the response is given. All references to page numbers correspond to the page numbers contained in Amendment No. 1. Assuming the Staff agrees that such disclosure resolves the Staff’s comment, we would propose to include such disclosure in Amendment No. 2 to the captioned Registration Statement on Form S-3, which we would file promptly after receiving the Staff’s concurrence.

Risk Factors, page 5

Description of Capital Stock

Exclusive Forum, page 25

1.	We note that your response letter indicates the revisions to the prospectus clarify for investors that the forum selection provision contained within the Company’s amended and restated certificate of incorporation “is not intended to apply to claims” arising under the Securities Act or Exchange Act. However, we also note that the revised prospectus disclosure states that the provision would not apply to suits brought “solely” to enforce any liability or duty created by the Securities Act or Exchange Act or any other claim for which the courts have exclusive jurisdiction. Please revise your disclosure on pages 5 and 25 to clarify whether your exclusive forum provision is intended to apply to claims arising under the Securities Act or Exchange Act, or tell us why you have included “solely” in the revised disclosure. We may have further comments.

Securities and Exchange Commission

June 23, 2020

The Company proposes to revise the disclosure on page 5 and page 25 of Amendment No. 1 in response to the Staff’s comment. These revisions clarify for investors that the forum selection provision contained within the Company’s third amended and restated certificate of incorporation is not intended to apply to claims arising under the Securities Exchange Act of 1934, as amended but would apply to claims under arising under the Securities Act of 1933, as amended, in the circumstances described in the disclosure below.

Page 5 – Risk Factors

Our Third Amended and Restated Certificate of Incorporation (as amended, our "Certificate of Incorporation") designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to choose the judicial forum for disputes with us or our directors, officers or other employees.

Our Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (1) any derivative action or proceeding brought in the name or right of us or on our behalf, (2) any action asserting a claim for breach of a fiduciary duty owed by any of our directors, officers, employees, stockholders or other agents to us or our stockholders, (3) any action arising or asserting a claim arising pursuant to any provision of the DGCL or any provision of the Certificate of Incorporation or the Bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (4) any action asserting a claim governed by the internal affairs doctrine, including, without limitation, any action to interpret, apply, enforce or determine the validity of the Certificate of Incorporation or the Bylaws. Any person or entity purchasing or otherwise acquiring any interest in shares of our stock shall be deemed to have notice of and consented to the foregoing forum selection provisions. ~~This exclusive forum selection provision would not apply to suits brought solely to enforce any liability or duty created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. In particular,~~

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Accordingly, ~~and Section 22 of the Securities Act creates concurrent jurisdiction~~ we believe that such forum selection provision would not apply to a lawsuit that solely alleges violations of the Exchange Act, and the exclusive forum provision would not apply to claims arising under the Exchange Act if such claims are brought in a lawsuit that also asserts claims subject to the exclusive forum selection provision.

Securities and Exchange Commission

June 23, 2020

Section 22 of the Securities Act provides for concurrent federal and state court jurisdiction over actions under the Securities Act and the rules and regulations thereunder, subject to a limited exception for ~~federal and state courts over all suits brought to enforce any duty or liability created by~~ certain “covered class actions” as defined in Section 16 of the Securities ~~Act or the rules and regulations thereunder~~ Act and interpreted by the courts. Accordingly, we believe that such forum selection provision would not apply to a lawsuit that solely alleges violations of the Securities Act, but the exclusive forum provision would apply to claims arising under the Securities Act if such claims are brought in a lawsuit that also asserts claims subject to the exclusive forum selection provision, except to the extent a particular action fell within the exception for covered class actions.

This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers or employees. If a court were to find the choice of forum provision contained in our Certificate of Incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect on our business, financial condition and results of operations.

Page 25 – Description of Capital Stock

Exclusive Forum

Our Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (1) any derivative action or proceeding brought in the name or right of us or on our behalf, (2) any action asserting a claim for breach of a fiduciary duty owed by any of our directors, officers, employees, stockholders or other agents to us or our stockholders, (3) any action arising or asserting a claim arising pursuant to any provision of the DGCL or any provision of the Certificate of Incorporation or the Bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (4) any action asserting a claim governed by the internal affairs doctrine, including, without limitation, any action to interpret, apply, enforce or determine the validity of the Certificate of Incorporation or the Bylaws. Any person or entity purchasing or otherwise acquiring any interest in shares of our stock shall be deemed to have notice of and consented to the foregoing forum selection provisions.

~~This exclusive forum selection provision would not apply to suits brought solely to enforce any liability or duty created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. In particular,~~ Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Accordingly, ~~and Section 22 of the Securities Act creates concurrent jurisdiction~~ we believe that such forum selection provision would not apply to a lawsuit that solely alleges violations of the Exchange Act, and the exclusive forum provision would not apply to claims arising under the Exchange Act if such claims are brought in a lawsuit that also asserts claims subject to the exclusive forum selection provision.

Securities and Exchange Commission

June 23, 2020

Section 22 of the Securities Act provides for concurrent federal and state court jurisdiction over actions under the Securities Act and the rules and regulations thereunder, subject to a limited exception for ~~federal and state courts over all suits brought to enforce any duty or liability created by~~ certain “covered class actions” as defined in Section 16 of the Securities ~~Act or the rules and regulations thereunder~~Act and interpreted by the courts. Accordingly, we believe that such forum selection provision would not apply to a lawsuit that solely alleges violations of the Securities Act, but the exclusive forum provision would apply to claims arising under the Securities Act if such claims are brought in a lawsuit that also asserts claims subject to the exclusive forum selection provision, except to the extent a particular action fell within the exception for covered class actions.

This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers or employees. If a court were to find the choice of forum provision contained in our Certificate of Incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect on our business, financial condition and results of operations.

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Securities and Exchange Commission

June 23, 2020

If we can be of any assistance in explaining these responses or the related changes to Amendment No. 1 to the Registration Statement, please contact me at (713) 758-2350 or by email (mtelle@velaw.com).

Very truly yours,

/s/ Michael S. Telle
Michael S. Telle

cc:	Michael J. Killelea (Goodrich Petroleum Corporation)